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Date 21 January 2005

RECEIVED
2005 FEB -1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49


05005683

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- 2004 Third Quarter New Business Results
- 2004 Fourth Quarter New Business Results

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations


Legal &
General

20 January 2005

Legal & General Group Plc
2004 new business results

- **Worldwide full year new business breaks £1bn barrier**
- **UK new business up 13% to a record £901m**
- **Another outstanding year for institutional fund management**

New business APE*	12 months to 31/12/04	Increase/ decrease	3 months to 31/12/04	Increase/ decrease
UK individual business				
- life and pensions	£614m	+24%	£170m	+29%
- retail investments	£179m	-11%	£34m	0%
- total	£793m	+14%	£204m	+23%
UK group business	£108m	+10%	£23m	+15%
UK total	£901m	+13%	£227m	+22%
International	£107m	+16%	£22m	+5%
Worldwide total	**£1,008m**	**+14%**	**£249m**	**+20%**

* Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums.

New institutional fund management	**£15.5bn**	**+19%**	**£4.4bn**	**+47%**

David Prosser, Group Chief Executive, said: "We have ended 2004 with our strongest quarter on quarter growth in UK individual business and have achieved a record level of new business in the full year.

UK individual life and pensions increased by 29% in the final quarter - a clear indication of the momentum of our business. Over the year, new worldwide life, pensions and savings business exceeded £1bn APE for the first time, with our UK business contributing over £900m of this total. We believe continued recovery in equity markets will further increase consumer confidence in savings products.

Legal & General Investment Management has had yet another outstanding year, winning no less than £15.5bn of new funds, bringing total funds under management to £162bn.

The consistent application of our proven strategy has enabled us to build our UK market share continuously over the last ten years. The excellent new business performance in 2004 was a testimony to the strength of our business model which, we believe, will continue to deliver profitable growth."

UK BUSINESS

In the final quarter, Legal & General delivered 22% growth in new business. This brought sales for the year to £901m APE (2003: £794m), an increase of 13%, as the market continued to concentrate on those companies with well recognised brands coupled with operational and financial strength.

Individual

Individual new business in the final quarter at £204m APE exceeded both the third quarter and the corresponding period last year. This brought individual new business for the full year to £793m APE (2003: £696m) an increase of 14%. IFA sourced new business grew 38% in the final quarter with particularly strong sales in unit-linked bonds and individual pensions.

Life

Despite the lower level of activity in the housing market, increased term assurance sales have more than offset lower volumes of critical illness business. As a consequence, annual premium sales increased by 7% over the year to £160m (2003: £149m).

Full year sales of single premium bonds increased by 61% to £1,808m (2003: £1,126m), as unit linked bond business more than doubled, benefiting from an expanded product range and more than offsetting lower with-profit bond sales. New single premiums in the final quarter also increased by 61% to £542m (2003: £337m).

Pensions

Increased individual pension and annuity sales led to a 25% increase in single premium business over the year to £1,476m (2003: £1,180m). New single premiums in the fourth quarter were even stronger, 43% ahead at £434m (2003: £304m). Annual premium new business was unchanged at £33m bringing the full year total to £126m (2003: £114m), an increase of 11%.

ISAs and unit trusts

Equity market volatility in the early part of 2004 impacted sales of ISAs and unit trusts, which finished the year at £179m APE (2003: £202m). Regular payment business for the full year was lower at £22m (2003: £33m) and single payment sales fell 7% to £1,565m (2003: £1,689m). However, single payment sales in the fourth quarter grew by 6% to £295m (2003: £279m), helped by increased sales to institutional clients.

Group

Group new business for the year increased by 10% to £108m (2003: £98m) as higher annual premium sales more than offset lower levels of single premium business. In the fourth quarter, new business increased 15% to £23m (2003: £20m).

In 2004, we benefited from a competitor's withdrawal from the group risk market, which resulted in an increase in annual premium business of 63% to £62m (2003: £38m). Single premium business of £456m (2003: £603m) reflected lower levels of bulk purchase annuity business. However, we maintained a steady flow of small and medium sized bulk purchase annuity cases with new business rising in the final quarter to £98m (2003: £83m).

Expanding distribution

During the year we have continued to build our business sourced from IFAs and at the same time we have been positioning ourselves for the introduction of depolarisation. Quality products and increased focus on this segment have enabled us to grow business from this channel by 32%. Prospects continue to be strong, particularly following our announcement last year of an important link with Cofunds, the IFA platform. In addition, we have been appointed to the protection panels of Bankhall and Sesame and, earlier this month, THINC Destini announced that we had been appointed to their multi-tie panel.

Bradford & Bingley announced in November 2004 that it would tie to Legal & General for protection and investment products, an agreement which comes into effect this month. The introduction of the regulation of mortgage advice provided an opportunity, through Legal & General Partnership Services Ltd, to further develop our market leading mortgage related distribution by establishing a network of tied mortgage advisers.

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

2004 preliminary results	24 February 2005
2005 first quarter new business results and AGM	27 April 2005
2005 interim results and second quarter new business	28 July 2005
2005 third quarter new business results	20 October 2005

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2004

NEW UK BUSINESS	Year ended 31 December 2004 £m	Year ended 31 December 2003 £m	increase/ (decrease) %	Three months to 31 December 2004 £m	Three months to 31 December 2003 £m	increase/ (decrease) %
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	109	103		27	25	
- Protection	51	46		13	10	
Pensions:						
- Individual pensions	126	114		33	33	
Total new annual premiums	286	263	9	73	68	7
Single premiums						
Life:						
- With-profits	390	593		80	143	
- Other	1,418	533		462	194	
Pensions:						
- Individual pensions	452	274		150	57	
- Annuities - individual	859	727		212	202	
- DWP rebates	165	179		72	45	
Total single premiums	3,284	2,306	42	976	641	52
Individual life and pensions APE	614	494	24	170	132	29
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	20	27		4	5	
- Unit trusts	2	6		0	1	
Total new annual premiums	22	33	(33)	4	6	(33)
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	499	572		62	76	
- Unit trusts	1,066	1,117		233	203	
Total single premiums	1,565	1,689	(7)	295	279	6
ISAs, PEPs and unit trusts APE	179	202	(11)	34	34	0
Total individual business APE	793	696	14	204	166	23
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	59	34		12	10	
- Group pensions	3	4		1	2	
Total new annual premiums	62	38	63	13	12	8
Single premiums						
- Annuities - bulk purchase	449	598		98	83	
- Other group business	7	5		3	-4	
Total single premiums	456	603	(24)	101	79	28
Group life and pensions APE	108	98	10	23	20	15
Total UK APE	901	794	13	227	186	22
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	13,951	11,066		4,252	2,739	
- Segregated funds	1,228	1,504		85	248	
	15,179	12,570	21	4,337	2,987	45
UK Other	368	482		68	12	
	15,547	13,052	19	4,405	2,999	47

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2004

WORLDWIDE NEW BUSINESS

	Year ended 31 December		increase/ (decrease)	Three months to 31 December		increase/ (decrease)
	2004	2003		2004	2003	
	£m	£m	%	£m	£m	%
Annual premiums						
Life and pensions:						
- Life	219	183		52	45	
- Pensions	129	118		34	35	
UK	348	301	16	86	80	8
- USA	51	47		10	8	
- Netherlands	13	12		3	4	
- France	14	7		1	1	
Total life and pensions	426	367	16	100	93	8
Retail investment business:						
- UK	22	33		4	6	
Total new annual premiums	448	400	12	104	99	5
Single premiums						
Life and pensions:						
- Life	1,808	1,126		542	337	
- Pensions	1,932	1,783		535	383	
UK	3,740	2,909	29	1,077	720	50
- USA	1	10		0	-1	
- Netherlands	117	96		27	29	
- France	152	124		46	39	
Total life and pensions	4,010	3,139	28	1,150	787	46
Retail investment business:						
- UK	1,565	1,689		295	279	
- France	23	25		9	7	
Total single premiums	5,598	4,853	15	1,454	1,073	36
Annual premium equivalent (APE)						
- UK life and pensions business	722	592		193	152	
- Overseas life and pensions business	105	89		21	20	
Total life and pensions business	827	681	21	214	172	24
- UK retail investment business	179	202		34	34	
- Overseas retail investment business	2	3		1	1	
Total retail investment business	181	205	(12)	35	35	0
Worldwide APE	1,008	886	14	249	207	20

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2004

OVERSEAS OPERATIONS
IN LOCAL CURRENCY

	Year ended 31 December		increase/ (decrease)	Three months to 31 December		increase/ (decrease)
	2004	2003	%	2004	2003	%
USA ($m):						
New annual premiums	98	84		24	20	
Single premiums	1	18		0	0	
APE	98	86	14	24	20	20
Netherlands (€m):						
New annual premiums	18	16		4	4	
Single premiums	166	136		33	40	
APE	35	30	17	7	8	(13)
France (€m):						
New annual premiums	19	10		1	1	
Single premiums	214	176		59	55	
Unit trusts	32	36		12	10	
APE	44	31	42	8	8	0

UK INDIVIDUAL APE BY CHANNEL

	Year ended 31 December 2004			
	Annual	Single	Total APE	
	£m	£m	£m	%
Independent financial advisers	171	334	505	64
Business partnerships	115	120	235	30
Business partnerships direct	4	14	18	2
Direct	18	17	35	4
	308	485	793	100

	Year ended 31 December 2003			
	Annual	Single	Total APE	
	£m	£m	£m	%
Independent financial advisers	147	235	382	55
Business partnerships	121	131	252	36
Business partnerships direct	10	17	27	4
Direct	18	17	35	5
	296	400	696	100

	Three months to 31 December 2004			
	Annual	Single	Total APE	
	£m	£m	£m	%
Independent financial advisers	45	92	137	67
Business partnerships	27	32	59	29
Business partnerships direct	1	1	2	1
Direct	4	2	6	3
	77	127	204	100

	Three months to 31 December 2003			
	Annual	Single	Total APE	
	£m	£m	£m	%
Independent financial advisers	41	58	99	60
Business partnerships	29	31	60	36
Business partnerships direct	1	1	2	1
Direct	3	2	5	3
	74	92	166	100

Stock Exchange/Press Release

14 October 2004

Legal & General Group Plc
New business results to 30 September 2004

Strong growth in UK individual life and pensions
Worldwide new business up 12%
Group funds under management reach £154bn

New business APE[1]	**Nine months to 30/9/04**	**Change**	**Three months to 30/9/04**	**Change**
UK individual business				
- life and pensions	£444m	+23%	£167m	+27%
- retail investments	£145m	-14%	£30m	-35%
- total	£589m	+11%	£197m	+11%
UK group life and pensions	£85m	+9%	£24m	-8%
UK total	£674m	+11%	£221m	+9%
International	£85m	+20%	£27m	+17%
Worldwide total	**£759m**	**+12%**	**£248m**	**+10%**
Institutional fund management	**£11.1bn**		**£2.4bn**	

[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums including ISAs and unit trusts.

David Prosser, Group Chief Executive, said: "Legal & General is continuing its record of new business success with double digit growth both year to date and against the corresponding quarter last year. Within this overall good growth, demand by individual investors for unit linked products has been strong. This has yet to be seen in ISAs and unit trusts where we believe further equity market recovery is needed to revive retail investor interest.

Legal & General Investment Management has continued its impressive record of new business success and has passed two milestones. Total assets under management are now over £154bn, and over £100bn is for external clients. The business has reinforced its position as one of Europe's major fund management houses.

Our value for money and financial strength are key brand attributes, which we are confident will continue to win us new distribution and increased market share. We anticipate achieving further profitable growth."

UK new business

In the third quarter we maintained the positive progress of the second quarter, with Legal & General once again achieving encouraging new business growth. We experienced particularly strong growth in IFA sourced single premium life and pensions new business. Success in these markets is the result of our strategy of building a more significant position in the IFA market place.

Unit linked bonds proved very popular with retail investors at the expense of with-profits bonds and ISAs and unit trusts, where demand appeared weak across the market during the quarter. Total UK life and pensions new business was up 22% on the corresponding quarter last year and up 20% over the year to date.

We believe that growth at these levels demonstrates our continued ability to win market share in the UK. In the second quarter we estimate that our UK retail market share (including ISAs and unit trusts) exceeded 10% for the first time.

Individual life

In the third quarter, annual premium sales were broadly stable at £42m (2003: £43m). New annual premiums for the first nine months increased 5% to £120m (2003: £114m) as we maintained our market leading position in the life protection market.

Demand for unit linked bonds continued to grow strongly, more than offsetting the decline in sales of with-profit bonds. In aggregate, third quarter single premiums were £445m (2003: £275m), a 62% increase. Over the first nine months sales were 60% higher at £1,266m (2003: £789m).

Individual pensions

Third quarter new annual premium business maintained the momentum of the second quarter with sales of £32m (2003: £24m). We continue to focus on acquiring employer-related schemes where there is a matching contribution from the employer. New annual premium business over the first nine months amounted to £93m (2003: £81m).

In single premium business, our pensions transfer proposition has continued to attract strong business volumes. Our active pricing policy for individual annuities has enabled us to control margins while contributing to 33% growth in total single premium pension business in the third quarter to £480m (2003: £360m) and 19% growth to £1,042m (2003: £876m) for the first nine months of the year.

ISAs and unit trusts

Our sales have reflected the wider market weakness. Regular payment sales in the third quarter were £4m (2003: £8m). Single payment sales in the third quarter were also lower at £260m (2003: £386m), which includes sales to institutional clients of £106m (2003: £61m). For the nine-month period sales were 14% lower at £145m APE (2003: £168m).

Group business

After an exceptional second quarter, in which we benefited from a competitor's withdrawal from the group risk market, annual premiums in the third quarter were unchanged from the corresponding period last year at £11m but declined from the levels of the first and second quarters. Bulk purchase annuity single premiums at £120m in the third quarter were below both the second quarter (£139m) and the corresponding quarter last year (£149m). In the first nine months group new business totalled £85m APE (2003: £78m).

Institutional fund management

Legal & General Investment Management continued to win significant volumes of new business in the quarter and in so doing has passed two important milestones. Assets managed for external clients now exceed £100bn and total assets under management now exceed £154bn.

New business of £11.1bn in the first nine months of the year (2003: £10.1bn) maintained our record of averaging over £1bn of new UK pension fund investment business per month since January 1998. We have continued to widen the sources of index fund business with new clients in the Netherlands and the Irish republic and to broaden the product range with notable success in active bond mandates.

International business

In sterling terms, third quarter new business (including unit trusts) grew 17% to £27m APE (2003: £23m) bringing new business for the nine month period to £85m APE (2003: £71m).

In local currency terms, new business in the USA in the third quarter grew to $26m APE (2003: $20m). Our European businesses produced €19m APE in the third quarter (2003: €15m) with growth in most business areas.

Outlook

Major opportunities continue to emerge for well positioned companies, such as Legal & General, from the many changes occurring in the UK insurance industry.

The introduction of the regulation of mortgage advice next month has provided an opportunity, through Legal & General Partnership Services Ltd, to further develop our market leading mortgage related distribution by establishing a network of tied mortgage advisers. In pension provision, the simplification of the tax regime and the proposals which will emerge following the report of the Turner Commission will, we believe, expand the market. We expect the strong growth we have recently experienced in the IFA sector to stand us in good stead once depolarisation finally occurs.

With our brand, distribution and financial strength, we believe we continue to be well positioned to take advantage of our changing market place.

For further information contact:

Investors: Peter Horsman
Head of Investor Relations
020 7528 6362

Media: John Morgan
Head of Public Relations
020 7528 6213

Anthony Carlisle
Citigate Dewe Rogerson
020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

2004 Full year new business results	26 January 2005
2004 Preliminary results	24 February 2005
2005 First quarter new business results and AGM	27 April 2005
2005 Interim results and second quarter new business	28 July 2005
2005 Third quarter new business results	20 October 2005

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2004

NEW UK BUSINESS

	Nine months to 30 September 2004 £m	Nine months to 30 September 2003 £m	increase/ (decrease) %	Three months to 30 September 2004 £m	Three months to 30 September 2003 £m	increase/ (decrease) %
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	82	78		29	30	
- Protection	38	36		13	13	
Pensions:						
- Individual pensions	93	81		32	24	
Total new annual premiums	213	195	9	74	67	10
Single premiums						
Life:						
- With-profits	310	450		86	122	
- Other	956	339		359	153	
Pensions:						
- Individual pensions	302	217		124	52	
- Annuities - individual	647	525		280	211	
- DWP rebates	93	134		76	97	
Total single premiums	2,308	1,665	39	925	635	46
Individual life and pensions APE	444	362	23	167	131	27

	Nine months to 30 September 2004 £m	Nine months to 30 September 2003 £m	increase/ (decrease) %	Three months to 30 September 2004 £m	Three months to 30 September 2003 £m	increase/ (decrease) %
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	17	22		4	7	
- Unit trusts	1	5		0	1	
Total new annual premiums	18	27	(33)	4	8	(50)
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	437	496		48	104	
- Unit trusts	833	914		212	282	
Total single premiums	1,270	1,410	(10)	260	386	(33)
ISAs, PEPs and unit trusts APE	145	168	(14)	30	46	(35)
Total individual business APE	589	530	11	197	177	11

	Nine months to 30 September 2004 £m	2003 £m	increase/ (decrease) %	Three months to 30 September 2004 £m	2003 £m	increase/ (decrease) %
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	47	24		11	11	
- Group pensions	3	2		1	0	
Total new annual premiums	50	26	92	12	11	9
Single premiums						
- Annuities - bulk purchase	350	515		120	149	
- Other group business	4	9		2	5	
Total single premiums	354	524	(32)	122	154	(21)
Group life and pensions APE	85	78	9	24	26	(8)
Total UK APE	674	608	11	221	203	9
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	9,699	8,327		2,089	3,120	
- Segregated funds	1,143	1,256		80	897	
	10,842	9,583		2,169	4,017	
UK Other	301	470		231	56	
	11,143	10,053	11	2,400	4,073	(41)

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2004

WORLDWIDE NEW BUSINESS

	Nine months to 30 September		increase/ (decrease)	Three months to 30 September		increase/ (decrease)
	2004	2003		2004	2003	
	£m	£m	%	£m	£m	%
Annual premiums						
Life and pensions:						
- Life	167	138		53	54	
- Pensions	96	83		33	24	
UK	263	221	19	86	78	10
- USA	41	39		14	12	
- Netherlands	10	8		4	2	
- France	13	6		3	2	
Total life and pensions	327	274	19	107	94	14
Retail investment business:						
- UK	18	27		4	8	
Total new annual premiums	345	301	15	111	102	9
Single premiums						
Life and pensions:						
- Life	1,266	789		445	275	
- Pensions	1,396	1,400		602	514	
UK	2,662	2,189	22	1,047	789	33
- USA	1	11		0	3	
- Netherlands	91	67		27	21	
- France	106	85		38	36	
Total life and pensions	2,860	2,352	22	1,112	849	31
Retail investment business:						
- UK	1,270	1,410		260	386	
- France	14	18		6	9	
Total single premiums	4,144	3,780	10	1,378	1,244	11
Annual premium equivalent (APE)						
- UK life and pensions business	529	440		191	157	
- Overseas life and pensions business	84	69		27	22	
Total life and pensions business	613	509	20	218	179	22
- UK retail investment business	145	168		30	46	
- Overseas retail investment business	1	2		0	1	
Total retail investment business	146	170	(14)	30	47	(36)
Worldwide APE	759	679	12	248	226	10

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2004

OVERSEAS OPERATIONS
IN LOCAL CURRENCY

	Nine months to 30 September 2004	2003	increase/ (decrease) %	Three months to 30 September 2004	2003	increase/ (decrease) %
USA ($m):						
New annual premiums	74	64		26	19	
Single premiums	1	18		0	5	
APE	74	66	12	26	20	30
Netherlands (€m):						
New annual premiums	14	12		5	4	
Single premiums	132	96		37	29	
APE	27	21	29	9	6	50
France (€m):						
New annual premiums	18	9		4	3	
Single premiums	155	121		54	50	
Unit trusts	21	26		8	12	
APE	36	24	50	10	9	11

UK INDIVIDUAL APE BY CHANNEL

Nine months to 30 September 2004	Annual £m	Single £m	Total APE £m	Total APE %
Independent financial advisers	126	242	368	62
Business partnerships	88	87	175	30
Business partnerships direct	3	14	17	3
Direct	14	15	29	5
	231	358	589	100

Nine months to 30 September 2003	Annual £m	Single £m	Total APE £m	Total APE %
Independent financial advisers	106	177	283	53
Business partnerships	92	100	192	36
Business partnerships direct	9	16	25	5
Direct	15	15	30	6
	222	308	530	100